Exhibit 99.2

Form 51 - 102F3 MATERIAL CHANGE REPORT Item 1 Reporting Issuer Centerra Gold Inc. (“ Centerra ” or the " Company ") 1 University Avenue, Suite 1500 Toronto, Ontario, M5J 2P1 Item 2 Date of Material Change April 4, 2022 Item 3 News Release A news release was issued by Centerra through the facilities of GlobeNewswire. A copy of the news release was filed on SEDAR on April 4, 2022. Item 4 Summary of Material Change On April 4 , 2022 , Centerra entered into a global arrangement agreement (the “ Arrangement Agreement ”) with Kyrgyzaltyn JSC (“ Kyrgyzaltyn ”) and the Government of the Kyrgyz Republic (the “ KR Government ”), to effect a clean separation of the parties, including through the disposition of Centerra’s ownership of the Kumtor mine and investment in the Kyrgyz Republic, the elimination of Kyrgyzaltyn’s involvement and equity interest in the Company, and the resolution of their disputes . The Arrangement Agreement provides for, among other things, Kyrgyzaltyn transferring to Centerra all of its 77 , 401 , 766 common shares in the capital of Centerra (the “ KZN Centerra Shares ”), representing an approximate 26 . 0 % equity interest in the Company, for an aggregate purchase price of approximately C $ 972 million (based on the closing price of C $ 12 . 56 per Centerra common share on the Toronto Stock Exchange (“ TSX ”) on April 1 , 2022 ) . In satisfaction of the purchase price, Kyrgyzaltyn will receive from Centerra a 100 % equity interest in the Company’s two Kyrgyz subsidiaries and, indirectly, the Kumtor mine (with Kyrgyzaltyn and the Kyrgyz Republic assuming all responsibility for the Kumtor mine), plus a cash payment of approximately US $ 36 million (the “ Share Exchange ” and, together with the other transactions contemplated by the Arrangement Agreement, the “ Arrangement ”) . In connection with the Share Exchange, the Arrangement Agreement is conditional upon the full and final release of all claims of the parties, termination of all legal proceedings involving the parties in all jurisdictions with no admissions of liability and payment by Centerra of US $ 50 million to KGC at closing of the Arrangement on account of an inter - company balance, as well as certain other principal elements described in item 5 below . Certain aspects of the Arrangement, including the Share Exchange, will be implemented by way of a court - approved plan of arrangement (the “ Plan of Arrangement ”) under the Canada Business Corporations Act . Item 5 Full Description of Material Change The Arrangement and the Arrangement Agreement On April 4 , 2022 , Centerra entered into the Arrangement Agreement with Kyrgyzaltyn and the KR Government to effect a clean separation of the parties, including through the disposition of Centerra’s ownership of the Kumtor mine and investment in the Kyrgyz Republic, the elimination of Kyrgyzaltyn’s involvement and equity interest in the Company, and the resolution of their disputes .

The Arrangement Agreement provides for, among other things, Kyrgyzaltyn transferring to Centerra all of its 77 , 401 , 766 KZN Centerra Shares for cancellation, representing an approximate 26 . 0 % equity interest in the Company, for an aggregate purchase price of approximately C $ 972 million (based on the closing price of C $ 12 . 56 per Centerra Share on the TSX on April 1 , 2022 ) . In satisfaction of the purchase price for the KZN Centerra Shares, Kyrgyzaltyn will receive from Centerra a 100 % equity interest in the Company’s two Kyrgyz subsidiaries (as described further below) and, indirectly, the Kumtor mine (with Kyrgyzaltyn and the Kyrgyz Republic assuming all responsibility for the Kumtor mine), plus a cash payment of approximately US $ 36 million . In connection with the Share Exchange, the Arrangement Agreement is conditional upon the full and final release of all claims of the parties, termination of all legal proceedings involving the parties in all jurisdictions with no admissions of liability and payment by Centerra of US $ 50 million to KGC at closing of the Arrangement on account of an inter - company balance, as well as certain other principal elements described below . The Arrangement comprises the following principal elements :  Kyrgyzaltyn transferring the KZN Centerra Shares to Centerra for cancellation, which KZN Centerra Shares represent an approximate 26 . 0 % equity interest in the Company, for an aggregate purchase price of approximately C $ 972 million (based on the closing price of C $ 12 . 56 per Centerra Share on the TSX on April 1 , 2022 ) ;  In satisfaction of the purchase price for the KZN Centerra Shares, Kyrgyzaltyn will receive from Centerra the 100 % equity interest in the Company’s two Kyrgyz subsidiaries, Kumtor Gold Company CJSC (“ KGC ”) and Kumtor Operating Company CJSC (“ KOC ”) and, indirectly, the Kumtor mine, plus a cash payment of approximately US $ 36 . 6 million ;  The Kyrgyz Republic and Kyrgyzaltyn will assume all responsibility for the Kumtor Mine, including all reclamation obligations ;  Full and final releases of all past, present and future claims of the parties to the Arrangement Agreement ;  Termination of all legal proceedings involving the parties in all jurisdictions with no admissions of liability . This includes : o any and all cases, proceedings, investigations, inquiries or other actions by the Kyrgyz Republic, Kyrgyzaltyn or any other Kyrgyz governmental entity or any person acting on behalf of and/or for the benefit of any such person against Centerra and the other persons and entities released under the Arrangement Agreement (the “ Kyrgyz Proceedings ”) are to be withdrawn and terminated to Centerra’s sole satisfaction within 45 days of the date of the Arrangement Agreement ; o binding international arbitration proceedings that were previously commenced by the Company, KGC and KOC against the Kyrgyz Republic and Kyrgyzaltyn have been suspended and are to be terminated within two business days of the closing of the Arrangement ; o no further steps are to be taken by the Kyrgyz Republic or Centerra in relation to the proceedings commenced by the Company in the Ontario Superior Court of Justice (the “ Ontario Court ”) against Tengiz Bolturuk, a former member of Centerra's Board of Directors (the “ Board ”), from the date of the Arrangement Agreement . From the closing of the Arrangement, Centerra will consent to an order setting aside the judgement issued in the Ontario Superior Court of Justice against Mr . Bolturuk on February 15 , 2022 ; and

o subject to certain conditions and following the withdrawal and termination of the Kyrgyz Proceedings, KGC and KOC will work together with the Kyrgyz Republic to voluntarily dismiss the Chapter 11 proceedings in U . S . Bankruptcy Court for the Southern District of New York, effective as of the closing of the Arrangement ;  Centerra repaying in full the inter - company balance between Centerra and KGC by paying US $ 50 million to KGC on closing of the Arrangement and, as to the balance, by way of set off against an offsetting dividend to be declared by KGC immediately prior to closing of the Arrangement ;  The resignation from the Board of Kyrgyzaltyn’s two nominees (the “ Kyrgyzaltyn Nominees ”) and the termination of the shareholders agreement between, among others, Centerra and Kyrgyzaltyn ;  The termination of all agreements entered into by Centerra in respect of the Kumtor mine vis - à - vis Centerra’s rights and obligations ; and  The transfer of the Kumtor reclamation trust funds to a Kyrgyz reclamation account held by KGC . Pursuant to the Plan of Arrangement, certain aspects of the Arrangement and certain other ancillary matters would become effective, including the Share Exchange, the resignation of the Kyrgyzaltyn Nominees from the Board and the repayment by Centerra of cash amounts to KGC and the extinguishment of the inter - company balance owing by Centerra to KGC . In addition, the Plan of Arrangement will also implement certain related ancillary matters, which include : (i) the termination of Centerra’s Insurance Risk Rights Plan dated as of June 21 , 2004 ; (ii) the elimination of the Class A non - voting shares as authorized shares in the capital of Centerra ; and (iii) releases and waivers in favour of Centerra and each of its then - affiliates and each of its and their respective officers, directors, employees, auditors, financial and other advisors, legal counsel and agents (in each case former and current) . The Plan of Arrangement will not trigger any right of dissent for holders of common shares in the capital of Centerra (“ Centerra Shareholders ”) under the Canada Business Corporations Act or otherwise . The Arrangement is subject to the satisfaction or waiver in full of a number of conditions precedent, including the following principal conditions precedent : the termination and withdrawal of all Kyrgyz Proceedings to Centerra’s sole satisfaction on or prior to May 19 , 2022 ; the approval of the Plan of Arrangement as fair and reasonable by the Ontario Court ; and the approval of the Plan of Arrangement by at least two - thirds of the votes cast by Centerra Shareholders as well as by a majority of the votes cast by Centerra Shareholders (excluding the votes of any Centerra Shareholders, such as Kyrgyzaltyn, required to be excluded under Multilateral Instrument 61 - 101 – Protection of Minority Security Holders in Special Transactions ( i . e . , minority approval)), in each case present or represented by proxy at a special meeting of Centerra Shareholders to be called to consider and, if deemed advisable, approve the Plan of Arrangement (the “ Centerra Meeting ”) in accordance with the Interim Order (as defined below) . The Arrangement Agreement further provides that Centerra shall promptly call the Centerra Meeting following the later of (i) the issuance of the interim order of the Ontario Court (the “ Interim Order ”) on the terms set forth in the Arrangement Agreement, and (ii) the date on which all Kyrgyz Proceedings have been terminated in accordance with the Arrangement Agreement ; provided that Centerra may, in its sole discretion, call the Centerra Meeting at any time after the Interim Order is obtained ( i . e . , even if the Kyrgyz Proceedings have not been terminated in accordance with the Arrangement Agreement) . The Arrangement Agreement contains customary representations and warranties made by each of Centerra, the Kyrgyz Republic, Kyrgyzaltyn, KGC and KOC, and also contains customary covenants, including, among other things, on the terms and subject to conditions set forth in the Arrangement

Agreement, each party has agreed to use its commercially reasonably efforts to satisfy all conditions precedent to the Arrangement Agreement and take all actions specified by the Arrangement Agreement to terminate and/or withdraw all applicable legal proceedings, including all Kyrgyz Proceedings . In addition, the Arrangement Agreement provides for certain covenants of Centerra to cooperate with KGC and KOC with respect to the provision by Centerra of KGC information and notices to certain third parties following the closing of the Arrangement . There can be no assurance that Kyrgyzaltyn and the KR Government will not take unilateral actions which are inconsistent with their obligations under the Arrangement Agreement or that the conditions precedent to the Arrangement (including the termination or withdrawal of Kyrgyz Proceedings to the satisfaction of Centerra) will be satisfied in a timely manner or at all . There can similarly be no assurance that the Arrangement will be approved by Centerra Shareholders or the Ontario Court, or that the Arrangement will not be challenged by third parties . If Centerra is unable to complete the Arrangement in a manner that provides for a clean separation from Kyrgyzaltyn and the Kyrgyz Republic, including the termination or withdrawal of Kyrgyz Proceedings to its satisfaction, the Arrangement may not close . Accordingly, there can be no assurance that the Arrangement will be consummated on the terms described herein or at all . Termination of the Arrangement Agreement and Effect of Termination The Arrangement Agreement may be terminated, pursuant to its terms, as follows : (a) automatically, in the event that the closing of the Arrangement has not occurred on or before the Longstop Date (as defined below) ; (b) by Centerra, if the Kyrgyz Proceedings have not been terminated by May 19, 2022; (c) by each of the Kyrgyz Republic and Kyrgyzaltyn, if, at any time prior to the closing of the Arrangement, Centerra breaches the Arrangement Agreement or the deed terminating Centerra’s Kumtor reclamation trust delivered pursuant to the Arrangement Agreement (the “ RTD Termination Deed ”) in any material respect or any representation made by Centerra in the Arrangement Agreement or the RTD Termination Deed was not true and accurate in any material respect when made, provided such breach or misrepresentation is not remedied (if capable of being remedied) within 10 days of receipt of notice of such breach or misrepresentation ; and (d) by Centerra, if, at any time prior to the closing of the Arrangement, either the Kyrgyz Republic or Kyrgyzaltyn breaches the Arrangement Agreement or the RTD Termination Deed in any material respect or any representation made by the Kyrgyz Republic or Kyrgyzaltyn in the Arrangement Agreement or the RTD Termination Deed was not true and accurate in any material respect when made, provided such breach or misrepresentation is not remedied (if capable of being remedied) within 10 days of receipt of notice of such breach or misrepresentation . Any termination of the Arrangement Agreement shall be without prejudice to any claims the parties have as of the date of the Arrangement Agreement (without regard to the Arrangement Agreement or its negotiation), and none of the parties or their respective affiliates, directors, officers, employees or agents will have any obligations or liabilities pursuant to or in connection with the Arrangement Agreement or its negotiation . If the Arrangement Agreement is validly terminated pursuant to its terms, the parties thereto may resume any suspended proceedings . Pursuant to the Arrangement Agreement, the “ Longstop Date ” is July 5 , 2022 or such later date as may be extended by written agreement of the parties to the Arrangement Agreement, provided that Centerra, Kyrgyzaltyn and the Kyrgyz Republic shall each have the right to extend the Longstop Date up to ninety days (in thirty - day increments) in aggregate if the final order of the Ontario Court approving the Pan of Arrangement on the conditions set forth in the Arrangement Agreement (the “ Final Order ”) has not been obtained and has not been denied by a non - appealable decision of the court by the original Longstop Date (or any subsequent Longstop Date, as applicable) by giving notice to the other parties to such effect no later than 5 : 00 p . m . (Eastern Time) on the business day prior to the original Longstop Date (or subsequent Longstop Date, as applicable) ; provided that, notwithstanding the foregoing, a party shall not be permitted to extend the Longstop Date if the failure to obtain the Final Order is primarily the result of such party’s breach (and in the case of the Kyrgyz Republic or Kyrgyzaltyn, either the Kyrgyz Republic’s or Kyrgyzaltyn’s breach) of the Arrangement Agreement . Special Committee and Board Recommendations The Arrangement has been approved by the Board, following the recommendation of a special committee of independent directors of Centerra (the “ Special Committee ”) . The Board recommends that the Centerra shareholders vote in favour of the Arrangement . A discussion of the approval process for the Arrangement Agreement, including the advice received by Centerra, the Special Committee and the Board will be included in Centerra’s management information circular to be mailed to Centerra Shareholders in connection with the Centerra Meeting . Additional Information The foregoing descriptions of the material terms of the Arrangement Agreement, the Plan of Arrangement and the Arrangement do not purport to be complete, and are qualified in their entirety by reference to the full text of the Arrangement Agreement, a copy of which has been filed under the Company’s profile on SEDAR at www . sedar . com and on EDGAR at www . sec . gov/edgar . Full details of the Arrangement will be included in Centerra’s management information circular which will be mailed to Centerra Shareholders and made available under the Company’s profile on SEDAR at www . sedar . com and on EDGAR at www . sec . gov/edgar . The Centerra Meeting is expected to be held in the second quarter of 2022 . Additional information regarding Centerra is available on the Company’s website at www . centerragold . com, under the Company’s profile on SEDAR at www . sedar . com and on EDGAR at www . sec . gov/edgar . Item 6 Reliance on subsection 7.1(2) of National Instrument 51 - 102 Not applicable. Item 7 Omitted Information None. Item 8 Executive Officer For further information, please contact: Yousef Rehman, Vice President, General Counsel 1 University Avenue, Suite 1500 Toronto, Ontario M5J 2P1 416 - 204 - 3787 Item 9 Date of Report April 8, 2022

Cautionary Statement Regarding Forward - Looking Information Information contained in this document which are not statements of historical facts may be “forward - looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995 . Such forward - looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward looking information . The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “potential”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward - looking information . These forward - looking statements relate to, among other things : the completion of the Arrangement and the satisfaction of all conditions precedent required to implement the Arrangement ; the expected benefits of the Arrangement ; the expected timing to close the Arrangement ; the expected timing to suspend and terminate the various proceedings contemplated by the Arrangement, including the withdrawal or termination of the Kyrgyz Proceedings ; and the timing of Centerra’s special meeting of shareholders and matters related thereto . Forward - looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant political, business, technical, economic and competitive uncertainties and contingencies . Known and unknown factors could cause actual results to differ materially from those projected in the forward - looking information . Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things : risks that any of the conditions precedent to the Arrangement will not be satisfied in a timely manner or at all ; the impact of any actions taken by the Kyrgyz Republic Parliament or the KR Government, or any of its instrumentalities, prior to the completion of the Arrangement, the failure of the KR Government to comply with its obligations under the Agreement ; the completion of the steps required to consummate the Arrangement and the Plan of Arrangement, including the Ontario Court and Centerra Shareholders approving the Plan of Arrangement and the timing thereof ; the Ontario Court not granting the Final Order on a timely basis or at all or proposing a variation in the terms of the Plan of Arrangement which would not be acceptable to Centerra, the Kyrgyz Republic or Kyrgyzaltyn ; the Arrangement not being approved by Centerra Shareholders ; the potential for the Arrangement to be completed despite the non - completion or failure to satisfy all conditions precedent and the Arrangement not being completed on the terms described herein or at all ; the continued imposition by the KR Government of “external management” on KGC or the prolongation of such “external management” ; the inability of the “external management” to obtain equipment, spare parts, consumables or other supplies ; the KR Government taking further steps to nationalize or expropriate the Kumtor Mine, and/or utilizing the purported environmental and tax claims being asserted against KGC to strip KGC of its assets, prior to the completion of the Arrangement ; political and regulatory risks in the Kyrgyz Republic, resource nationalism, the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including in connection with pending or new civil or criminal action against the Company, its affiliates or its current or former employees ; the uncertainty of potential outcomes in the Kyrgyz Proceedings, the arbitration process, the Chapter 11 proceedings, or the proceedings before the Ontario court against Tengiz Bolturuk ; the presence of a significant shareholder that is a state - owned company of the Kyrgyz Republic and possible conflicts of interest related thereto ; and other actions which could be taken by the Company in response to the ongoing situation involving the Kumtor Mine . For additional risk factors, please see section titled “Risk Factors” in the Company’s most recently filed Annual Information Form available on SEDAR at www . sedar . com and EDGAR www . sec . gov/edgar . There can be no assurances that forward - looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward - looking statements contained herein or incorporated by reference . Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward looking information . Forward - looking information is as of April 8 , 2022 . Centerra assumes no obligation to update or revise forward - looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward - looking information, except as required by applicable law .